ELDORADO GOLD CORPORATION

INCENTIVE STOCK OPTION PLAN

Effective as of June 21, 2018

1.                  Purposes of the Plan

1.1              The purposes of this Plan are to (a) assist the Company in attracting, retaining and motivating senior officers, employees and consultants of the Company and of its related entities; and (b) closely align the personal interests of such officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.                  Definitions

2.1              For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person;
(b)	“Board” means the board of directors of the Company;
(c)	“Business Combination” has the meaning ascribed to the term in Subsection 10.7 hereof;
(d)	“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;
(e)	“Change of Control” means:
(i)	an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(ii)	the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)	the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or
(iv)	at least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (a) a Change of Control as defined in paragraphs (i), (ii) or (iii), or (b) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board);
(f)	“Company” means Eldorado Gold Corporation;
(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;
(h)	“Consultant” has the same meaning ascribed to that term under Section 2.22 of NI 45-106 and shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U.S. Securities Act;
(i)	“Eligible Person” means, from time to time, a full-time or part-time employee of the Company or of a related entity of the Company, including any officer of the Company, a Consultant of the Company or of a related entity of the Company;
(j)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;
(k)	“Executive Officer” means an executive officer of the Company appointed as such by a resolution of the Board;
(l)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;
(m)	“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(n)	“Market Value” of a Share means, on any given day, the closing trading price per share of the Shares on the Exchange on the trading day immediately preceding the relevant date;
(o)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;
(p)	“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;
(q)	“Option Agreement” has the meaning ascribed to that term in Section 7 hereof;
(r)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;
(s)	“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;
(t)	“Optionee” means an Eligible Person to whom an Option has been granted;
(u)	“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;
(v)	“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;
(w)	“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;
(x)	“security based compensation arrangement” means
(i)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;
(ii)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company’s shareholders;
(iii)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;
(iv)	stock appreciation rights involving issuances of securities from treasury of the Company;
(v)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and

(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(y)	“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company;
(z)	“Shareholder” means a registered holder of Shares of the Company;
(aa)	“Take-Over Bid” has the meaning ascribed to the term in Subsection 10.6 hereof;
(bb)	“Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;
(cc)	“TSX” means the Toronto Stock Exchange; and
(dd)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.2              Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.3              As used in this Plan,

(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa;
(b)	unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”,” hereunder” or other similar terms refer to the Plan as a whole, together with the appendices and schedules, and references to a Section, Subsection, paragraph, Appendix or Schedule by number or letter or both refer to the Section, Subsection, paragraph, Appendix or Schedule, respectively, bearing that designation in the Plan; and
(c)	the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

3.                  Administration of the Plan

3.1              The Plan shall be administered by the Compensation Committee.

3.2              The Compensation Committee shall, periodically, after consulting with the Executive Officers, make grants to such Employees and Consultants who are not Executive Officers as it determines and report to the Board as to such grants of Options.

3.3              The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options to Executive Officers. The Compensation Committee shall, periodically, after considering the Chief Executive Officer’s recommendations, make recommendations to the Board as to the grant of options to Executive Officers. For greater certainty, the Compensation Committee shall not have the power to make grants of options to Executive Officers unless explicitly delegated the power to do so by the full Board.

3.4              In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5              The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee. Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and when used in the context of this Plan “Board” shall be deemed to include the Compensation Committee.

3.6              The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.                  Shares Subject to the Plan

4.1              Effective June 21, 2018, the maximum number of Shares which may be issued under the Plan from and after June 21, 2018 shall not exceed 47,924,118 Shares, subject to adjustment as provided in Section 10.

4.2              In no event shall Options be granted entitling any one Optionee to purchase in excess of one half of one percent (0.5%) of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the Options.

4.3              No Options may be granted to non-employee directors of the Company or a related entity of the Company under this Plan.

4.4              Notwithstanding anything in this Plan to the contrary:

(a)	the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)	within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5              Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, cancelled or otherwise terminated for any reason (other than exercise of the Options) shall be available for subsequent Options under the Plan.

4.6              No fractional Shares may be purchased or issued under the Plan.

5.                  Grants of Options

5.1              Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”). The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)	the number of Options to be granted;
(b)	the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and
(c)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.                  Eligibility, Vesting and Terms of Options

6.1              Options may be granted to Eligible Persons only.

6.2              Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3              The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date. If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4              Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option or on the achievement of performance vesting targets determined by the Board at its discretion, with the Option being fully-exercisable only when such required time period or periods have elapsed or the performance targets have been met as determined by the Board in its sole discretion, as the case may be, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5              Any Optionee whose employment or engagement is terminated:

(a)	by the Company or a related entity of the Company, as applicable, for any reason other than for Cause or in the case of a Consultant, breach of contract, at any time in the 12 months following a Change of Control of the Company, or
(b)	by the Optionee, if the Company or a related entity of the Company, as applicable, makes a material adverse change in the location, salary, duties or responsibilities assigned to the Optionee, at any time in the 12 months following a Change of Control of the Company and the Optionee has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment or engagement, then any outstanding Options that have not yet vested on the date of termination shall be deemed to have vested on such date.

6.6              Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, may once vested in accordance with the vesting terms, be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.

6.7              An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

7.                  Option Agreement

7.1              Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board (the “Option Agreement”), subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with or relationship to the Company or a related entity of the Company, as applicable, the number of Options, the Option Price, the expiry date of the Option Period and any vesting or other terms and conditions as the Board may deem appropriate.

8.                  Termination of Employment, Engagement or Directorship

8.1              With respect to Optionees that are Executive Officers:

(a)	in the event such Optionee’s employment or engagement terminates for any reason other than death or for Cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 365 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto; and

(b)	in the event such Optionee’s employment or engagement is terminated for Cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2              With respect to Optionees that are not Executive Officers:

(a)	in the event such Optionee’s employment or engagement terminates for any reason other than death or for Cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 30 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto; and
(b)	in the event such Optionee’s employment or engagement is terminated for Cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.3              In the event of the death of an Optionee, either while in the employment or engagement of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.4              The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or engagement as provided in Subsections 8.1, 8.2 or 8.3 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.5              The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or engagement of, the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or a related entity of the Company to terminate any Optionee’s employment or engagement at any time.

8.6              Unless otherwise agreed to in writing by the Board in accordance with this Section, any reference to “termination”, “date of termination” or similar references in the Plan:

(a)	in the case of an employee, is deemed to be the last day of active employment with the Company or its related entity, as applicable, regardless of any salary continuance or notice period provided or required under applicable law or the reason for termination of employment (whether with or without Cause or with or without notice); and
(b)	in the case of a Consultant, is deemed to be to the date that the relevant agreement pursuant to which the Consultant is engaged by the Company or any related entity of the Company, as applicable it terminated;

It being understood that any such reference means termination from the last position that the Eligible Person had with the Company or any related entity of the Company, as applicable (whether Options were granted under this Plan or any previous equity incentive plan).

8.7              For greater certainty (and subject to Subsections 6.5 and 8.6), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

8.7 If the date pursuant to which any Option would cease to be exercisable pursuant to Subsections 8.1, 8.2 or 8.3, in respect of the termination, other than for Cause, of any Eligible Person, occurs during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall continue to be exercisable on or before the date that is 10 business days after the Black-Out Period is lifted by the Company.

9.                  Exercise of Options

9.1              Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Chief Executive Officer, the President, the Chief Financial Officer or the Corporate Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to or to the direction of the Optionee within a reasonable time following the receipt of such notice and payment.

10.              Adjustment on Alteration of Share Capital

10.1          In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2          If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3          In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4          In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5          No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6          If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7          Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, at its option determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for or the waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements) or providing that any Share which would be receivable prior to the effective time of the Business Combination on the exercise of an Option be replaced with the securities, property or cash which the Optionee would have received if the Optionee had exercised his or her Option immediately prior to the effective time of the Business Combination and make any necessary adjustment, including adjustments to the Option Price, as may be deemed necessary or equitable by the Board in its sole discretion. All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan. Any adjustments made by the Board in the context of a Business Combination are subject to TSX approval.

10.8          In order to permit Optionees to participate in a proposed Take-Over Bid or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of Options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid or the completion of the Business Combination, as applicable.

11.              Regulatory Approval

11.1          Notwithstanding any of the provisions contained in the Plan, Option Agreement or any term of the Option, the Company’s obligations hereunder, including obligations to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States or any other applicable jurisdiction (“Securities Regulators”);
(b)	compliance with the requirements of the Exchange;
(c)	compliance with the Company’s insider trading policy; and
(d)	receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2          The Company shall in no event be obligated to take any action in order to comply with any laws, regulations, rules, orders or requirements.

11.3          Notwithstanding any provisions in the Plan, Option Agreement or any term of the Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.              Terms and Conditions of Options Granted to U.S. Participants

12.1          This Section 12 applies only to U.S. Participants. In this Section 12, the following words and phrases shall have the following meanings:

(a)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.
(b)	“Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term “Disability” is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(c)	“Fair Market Value” means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the closing board lot sale price per share of a Share on the Exchange on the trading day immediately preceding such date.
(d)	“Grant Date” means, with respect to any Option, the date on which the Board grants the Option.
(e)	“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the Code.
(f)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.
(g)	“Option” means an option to acquire Shares granted under this Plan.
(h)	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Subsidiary” is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.
(i)	“U.S. Employee” means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.
(j)	“U.S. Participant” means an Optionee who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1)of the Code.
(k)	“10% Shareholder” means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

12.2          Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options shall not exceed 47,924,118 Shares, subject to adjustment pursuant to Article 10 of this Plan and subject to the provisions of sections 422 and 424 of the Code.

12.3          Each option agreement with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made in an option agreement, the related Option will be:

(a)	an Incentive Stock Option if all of the requirements under the Code that must be satisfied in order for such Option to qualify as an Incentive Stock Option are satisfied; or
(b)	in all other cases, a Nonqualified Stock Option.

12.4          In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)	An Incentive Stock Option may be granted only to a U.S. Employee.
(b)	The aggregate Fair Market Value of the Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary) will not exceed one hundred thousand dollars (U.S.$100,000) or any other limitation subsequently set forth in section 422(d) of the Code. To the extent that such limitation is exceeded, the options in excess of such limitation will be treated as Nonqualified Stock Options.
(c)	The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the applicable Grant Date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the applicable Grant Date. Under no circumstances shall the exercise price of an Option be less than the closing board lot sale price per share of a Share on the Exchange on the trading day immediately preceding the Grant Date.
(d)	No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which the Board adopts the most recent amendment and restatement of the Plan or (ii) the date on which the shareholders of the Company approve such most recent amendment and restatement of the Plan.
(e)	An Incentive Stock Option will terminate and no longer be exercisable no later than the earlier of the term set by the Board and five (5) years after the applicable Grant Date.
(f)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee, then, in order to retain its status as an Incentive Stock Option for U.S. federal tax purposes such Option must be exercised within the time limits set forth below. Failure to exercise such Incentive Stock Options within the following time limits will result in the Option ceasing to be an Incentive Stock Option.

(i)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the death of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of death) by the estate of such U.S. Participant, or by any person to whom such Incentive Stock Option was transferred in accordance with Subsection 6.8, for a period of one (1) year after the date of death (but in no event beyond the term of such Incentive Stock Option).
(ii)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the Disability of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of Disability) by such U.S. Participant for a period of one (1) year after the date of Disability (but in no event beyond the term of such Incentive Stock Option).
(iii)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee for any reason other than the death or Disability of such U.S. Participant or termination for Cause, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant for a period of three (3) months after the date of termination (but in no event beyond the term of such Incentive Stock Option). If an Option ceases to be an Incentive Stock Option by virtue of this paragraph, it will be treated as a Nonqualified Stock Option and the provisions in Subsection 8.1 or 8.2, as applicable, will apply with respect to the period during which the Option may be exercised.

For purposes of this Subsection 12.4(f), the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Administrator that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Subsidiary) to another office of the Company (or of any Parent or Subsidiary) or a transfer between the Company and any Parent or Subsidiary.

For greater certainty, under no circumstances shall the above time limits apply to extend the time limits applicable under Section 8.

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(h)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.

12.5          In the event that this Plan is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

12.6          Any adjustment, amendment or termination of outstanding Options granted to U.S. Participants will occur only if such actions are undertaken in accordance with Code Section 409A on a basis consistent with the regulations thereunder.

12.7          All Options and Shares issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act or an exemption from such registration requirements.

13.              Miscellaneous

13.1          An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

13.2          If the Company or any of its related entities, as applicable, shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity with a withholding obligation as described above may require an Optionee, as a condition of exercise of an Option, to pay to the Company or related entity, as the case may be, an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of the Options or Shares to the Optionee, or to reimburse the Company or related entity for such amount. Under no circumstances shall the Company or any related entity be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to them.

14.              Amendment and Termination

14.1          The Plan is effective as of June 21, 2018. Any amendments made are effective as of the date amended.

14.2          The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)	to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;
(b)	to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares; and
(c)	other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage), may not be made without obtaining approval of the Shareholders in accordance with TSX requirements. For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

14.3          The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to this Section 14 shall affect any Options granted hereunder pursuant to the Plan prior to termination.

14.4          Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

APPENDIX A

INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

1.	This Option Agreement is entered into between Eldorado Gold Corporation (the “Company”) and the Optionee as defined below.
2.	The Optionee acknowledges having received a copy of the Company’s Incentive Stock Option Plan effective as of June 21, 2018, as amended or amended and/or restated from time to time (the “Plan”), a copy of which is attached hereto, that he or she has read and understands the Plan and that the terms therein (including any amendments thereto since the Grant Date) govern the grant hereunder.
3.	Subject to the terms and conditions of the Plan, the Company grants the Optionee the options set out below on the terms and conditions set out below.
Grant Date:
Optionee:	(the “Optionee”)
Optionee’s Position with/relationship to the Company or related entity:
Number of Options:
Option Price ($ per Share):	$
Vesting Period:
Vesting Performance Targets:
Expiry Date of Option Period:
4.	Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.
5.	This Option Agreement is subject to the terms and conditions set out in the Plan and such terms and conditions are incorporated herein by this reference and agreed to by the Optionee. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

6.	The Optionee acknowledges that the Company makes no representation or warranty as to the future value of any Option granted hereunder or Shares issuable thereto.
7.	The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with any and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.
8.	The Optionee acknowledges that if the Company or any of its related entities, as applicable, are required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan. The Optionee also acknowledges that under no circumstances shall the Company or any related entity of the Company be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to the Optionee.
9.	The Optionee hereby acknowledges that the Options and Shares issued on exercise may be subject to tax under applicable federal, provincial, state or other laws of any jurisdiction, that no representation has been made and he or she has not received any advice from the Company or a related entity of the Company as to tax or legal ramification of the grant of Options hereunder or Shares issuable thereto and that he or she has been advised to seek independent tax advice as he or she deems necessary.
10.	[OPTION - Insert if Optionee is a U.S. Participant and US Employee as defined in Section 12 of the Plan and ISOs are being granted] [Unless this grant notice specifies otherwise, Options that meet the requirements of Code Section 422 and applicable regulations will be Incentive Stock Options (“ISOs”). U.S. Participants should refer to Section 12 of the Plan for provisions relating to ISOs. In addition, U.S. Participants should consult with their personal tax advisor with regard to the tax consequences relating to the exercise of an ISO and the subsequent sale of Shares, including the holding period requirement with respect to Shares received upon exercise of an ISO in order to retain favourable ISO tax treatment, and the possible alternative minimum tax implications as a result of exercise of an ISO (the latter will depend on the individual tax situation of the Optionee). OR

Insert if Optionee is a U.S. Participant and Nonqualified Stock Option is being granted:
These Options are Nonqualified Stock Options.]

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _____ day of _______________, _____.

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness